December 11, 2009

Justin Dobbie, Esq.

Attorney Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Dear Mr. Dobbie:

We are in receipt of your comment letter dated October 27, 2009 in regards to your comments on Center Financial Corporation’s Form 10-K for the fiscal year ended December 31, 2008, Form 10-Q for the quarterly period ended March 31, 2009 and June 30, 2009 and Form 8-K filed on May 1, 2009.

Our responses to each of your comments are as follows:

Form 10-K for the fiscal year ended December 31, 2008

Item 9A. Controls and Procedures, page F-44

Changes in Internal Controls, page F-45

1.	In your response to our prior comment 8, you state that there were changes in the company’s internal control over financial reporting that occurred during the quarter ended December 31, 2008. Please amend your 10-K for the fiscal year ended December 31, 2008 to disclose those changes as required by Item 308(c) of Regulation S-K.

Response

It appears that this comment was prompted by a typographical error in our previous response, specifically, the omission of the word “no” in the following sentence:

“There were no changes in the company’s internal control over financial reporting that occurred during the quarter ended December 31, 2008.” Since there were simply no changes, we did not find it necessary to limit our confirmation by adding “that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

For purposes of clarification, we note that process to remediate the material weakness, as referenced in our subsequent Form 10-Q’s, did not begin until the first quarter of 2009. Please accept our apologies for the confusion.

[Prior comment #8]

You state that there were no significant changes in the company’s internal controls or in other factors that could significantly affect the company’s internal controls over financial reporting during the quarter ended December 31, 2008. Please confirm, if true, that there were no changes in the company’s internal control over financial reporting that occurred during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Please also revise your future filings accordingly. Refer to Item 308(c) of Regulation S-K

Response

There were changes in the company’s internal control over financial reporting that occurred during the quarter ended December 31, 2008. We have put the following paragraph in the Form 10-Q for the first quarter of 2009 and will state so until the deficiency is remediated.

There were no changes in our internal control over financial reporting during the quarter ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except for the process to remediate the material weakness described above.

We believe this language is appropriate and properly conveys the control environment which we are using in future filings.

Item 11. Executive Compensation, page F-48

Base Salaries, page 16 of Definitive Proxy Statement on Schedule 14A

2.	We note your response to comment 9 in our letter dated July 27, 2009. In the response, you propose to disclose that the company used base salary compensation data to obtain a general understanding of compensation practices at comparable financial institutions. On page 16 of your definitive proxy statement, however, you state that executive base salaries should be targeted near the median range for executives in similar positions with similar responsibilities at comparable companies. Please amend your Form 10-K for the fiscal year ended December 31, 2008 to include the corrected base salary disclosure or tell us why you are not required to do so.

Response

Upon further reflection and after discussions with our legal counsel, the Compensation Committee has concluded that the manner in which it uses the information concerning comparable financial institutions in fact constitutes benchmarking as described in the SEC’s applicable guidance. Accordingly, the Company will revise future filings as requested in the original comment 9 to your letter dated July 27, 2009, to identify the members of the peer group used by the Compensation Committee in making decisions concerning appropriate base salaries for Named Executive Officers and related determinations.

The proposed revised disclosure concerning base salaries would read in full as follows:

Base Salaries. Base salaries for our Named Executive Officers other than the CEO are dependent on the scope of their responsibilities, taking into account competitive market compensation paid by similar companies for comparable positions. Generally, we believe that executive base salaries should be targeted near the median range for executives in similar positions with similar responsibilities at comparable companies. Our Compensation Committee considers and approves our CEO’s recommendations (after any modifications) concerning base salaries for these other Named Executive Officers, including merit increases. As part of this process, the Committee considers relevant market practices by reviewing the data on peer companies of similar size, growth potential and market area. The peer group consists of three publicly traded Korean-American bank holding companies headquartered in our market area (the “Peer Group”).1 Base salary adjustments are effective following the performance evaluation conducted on the anniversary of the hiring date for the Named Executive Officers other than the CEO. Base salaries, including merit increases, for the Named Executive Officers other than the CEO in 2008 were primarily based on our financial and overall performance in 2007, performance of the executive and the executive’s department(s) or division(s), and base salary levels in the Peer Group. Merit increases in base pay are designed to reward our Named Executive Officers for their job performance and to manage pay growth consistent with our stated compensation objectives.

[Prior comment #9]

9. You indicate that salaries and overall compensation are based to a significant extent on information regarding peer institutions. Please revise your disclosure in future filings to identify the members of the peer group used in this process. Please also provide us with proposed revised disclosure.

Response

Our response letter dated August 6, 2009 reflected our preliminary assumption that we would revise future filings to identify the members of the peer group used by the Compensation Committee in making decisions concerning appropriate base salaries for Named Executive Officers and related determinations. However, after analyzing relevant SEC guidance and related materials concerning the use of peer group information, we have instead concluded that the Company does not engage in benchmarking of compensation. While the Company does review certain peer institution data for the purpose of assessing the reasonableness of performance levels inherent in its annual budget, it does not fix any component of compensation against specific performance measures of those institutions. The Compensation Committee does not use compensation data about other companies as a reference point on which to provide a framework for its compensation

[1]	The Peer Group consisted of the following three bank holding companies located in Los Angeles: Hanmi Financial Corporation , Nara Bancorp and Wilshire Bancorp.

decisions, but rather reviews and considers certain third-party survey information to obtain a general understanding of current compensation practices among relevant competitors in its market area. Therefore, the Company does not believe that it benchmarks any elements of compensation to its peers.

The proposed revised disclosure relevant to benchmarking in the context of performance bonuses is set forth below in response to Comment #10. The proposed revised disclosure concerning base salaries which is also relevant to the benchmarking issue would read in full as follows:

Base Salaries. Base salaries for our Named Executive Officers other than the CEO are dependent on the scope of their responsibilities, taking into account general compensation practices among competitors in the Company’s market area. Generally, we believe that executive base salaries should be consistent with general compensation practices for such competitors. Our Compensation Committee considers and approves our CEO’s recommendations (after any modifications) concerning base salaries for these other Named Executive Officers, including merit increases. As part of this process, the Committee considers relevant market practices by reviewing the data on certain relevant competitors in order to obtain a general understanding of current compensation practices in our market. Base salary adjustments are effective following the performance evaluation conducted on the anniversary of the hiring date for the Named Executive Officers other than the CEO. Base salaries, including merit increases, for the Named Executive Officers other than the CEO in 2008 were primarily based on our financial and overall performance in 2007, performance of the executive and the executive’s department(s) or division(s), and general compensation practices at certain comparable peer financial institutions. Merit increases in base pay are designed to reward our Named Executive Officers for their job performance and to manage pay growth consistent with our stated compensation objectives.

Performance-Based Bonuses, page 16 of Definitive Proxy Statement on Schedule 14A

3.	We note your response to comment 10 in our letter dated July 27, 2009. Based on your response we are unable to agree with your determination that the corporate performance targets are not material in the context of the company’s compensation policies or decision. Please revise your proposed disclosure to include the specific corporate performance targets and confirm that you will revise future filings accordingly. Alternatively, please revise your response to analyze in greater detail why the targets are not material, particularly given that the bonuses are intended to reward favorable corporate performance.

Response

Upon further reflection and after discussions with our legal counsel, the Compensation Committee has accepted your position that our corporate performance targets are material in the context of the Company’s compensation policies or decisions. Accordingly, the Company will revise future filings to disclose specific corporate performance targets.

The proposed revised disclosure concerning performance bonuses would read in full as follows:

Performance-Based Bonuses. The Compensation Committee has historically awarded annual incentive bonuses to the Named Executive Officers other than the CEO after reviewing the Company’s and each individual’s performance for the past year. The incentive bonuses have been intended to reward these individuals for favorable performance. The Compensation Committee does not specifically calculate bonus amounts for the Named Executive Officers based on the achievement of itemized corporate performance targets in accordance with any numerical formula. However, the Committee takes into consideration the CEO’s recommendations, as well as corporate and individual performance objectives, in making its overall bonus determinations for these individuals. The corporate performance factors used for 2008 were the following: profitability, efficiency, growth, asset quality and liquidity. The profitability factors had specific criteria, which included ROA target of 0.78% and NIM target of 3.44%. For efficiency, an efficiency ratio target of 59.51% was established. The growth factor performance targets related to loan and deposit levels. The gross loan target for 2008 was $1.9 billion, an increase of 5% from 2007. Total deposit target was $1.88 billion, an increase of 19.33% from 2007. The asset quality factor incorporated criteria including improvements in the levels of past due and non-performing loans and charge-offs. Finally, the liquidity factor included various criteria including a target of $468 million in non-interest bearing deposits. The Committee has also considered subjective factors such as the safety and soundness of the organization, including credit quality, capital management, personnel management and regulatory compliance. The combined salaries and bonuses for the Named Executive Officers have been targeted to be near the median range for executives in comparable positions at peer institutions. The bonus policy has sought to align the interests of the executives with those of the shareholders by setting appropriate performance targets that enhance the Company’s value. Again, due to the Company’s participation in the Capital Purchase Program, the Committee intends to revisit this entire issue later this year after the Treasury Department and the SEC have issued appropriate implementing rules and/or clarifying guidance under the Stimulus Bill.

Due to the financial crisis currently affecting the U.S. economy and the Company’s performance in 2008, no such performance-based bonuses were awarded to the other Named Executive Officers for 2008.

For the CEO, the calculation of the annual incentive bonus amount is set forth in his employment agreement as described below. Since the Company’s pre-tax earnings in 2008 did not exceed its pre-tax earnings for the previous year, the CEO was entitled to the minimum incentive bonus amount of $40,000. However, in view of the financial crisis and Company performance discussed above, and the fact that as a result, the other Named Executive Officers did not receive any performance-based bonuses for 2008, Mr. Yoo declined to accept this incentive bonus to which he was entitled.

[Prior comment #10]

10. In future years, please disclose the specific corporate performance objectives used as bases for awarding performance based bonuses to your named executive officers. Revise your disclosure so that an investor can understand the level of difficulty required to reach various compensation levels and can appreciate the relationship between expected performance and actual performance. Please also provide us with proposed revised disclosure. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response

As indicated in our response dated August 6, 2000, due to the fact that the Company is a TARP recipient which received more than $25 million in TARP proceeds, all of its Named Executive Officers will be precluded from receiving performance-based compensation (with the exception of restricted stock awards meeting specific requirements) until such time as the Company’s preferred stock held by the U.S. Treasury Department under the Capital Purchase Program has been redeemed. As a result, this information will most likely be inapplicable for the foreseeable future. However, as requested, we will still address this comment for purposes of future reference at such time as the Company may again be permitted to offer incentive compensation (other than limited restricted stock awards) to its Named Executive Officers.

We do not believe that the disclosure of specific corporate performance objectives is warranted in this case because such objectives are not material in the context of the Company’s compensation policies or decisions. The bonuses for the Named Executive Officers other than the CEO are not tied to any performance targets in an objectively quantifiable manner. While the Company of course has annual budgets and related performance targets, those targets are relevant but not specifically tied to any bonus decisions.

In order to avoid any confusion on this issue, we would propose to revise the first paragraph of the disclosure in the proxy statement concerning performance bonuses to read in full as follows:

Performance-Based Bonuses. The Compensation Committee has historically awarded annual incentive bonuses to the Named Executives Officers other than the CEO after reviewing the Company’s and each individual’s performance for the past year. The incentive bonuses have been intended to reward these individuals for favorable performance. The Compensation Committee has taken into consideration the CEO’s recommendations, as well as certain budgeted performance objectives concerning asset and revenue growth, asset quality, identification of strategic opportunities, and core earnings performance. While the Compensation Committee has considered these performance objectives in making its overall bonus decisions, those objectives were not tied to such bonuses in any objective or quantifiable manner. The Committee also considers subjective factors such as the safety and soundness of the organization, including credit quality, capital management, personnel management and regulatory compliance. The combined salaries and bonuses for the Named Executive Officers are designed to be consistent with current compensation practices among relevant competitors in the Company’s market area. The bonus policy has sought to align the interests of the executives with those of the shareholders by providing performance incentives designed to enhance the Company’s value. Again, due to the Company’s participation in the Capital Purchase Program, the Committee intends to revisit this entire issue later this year after the Treasury Department and the SEC have issued appropriate implementing rules and/or clarifying guidance under the Stimulus Bill.

Note 2. Summary of Significant Accounting Policies

Preferred Stock and Common Stock Warrants, page F-14

2.	We note your response to comment 7 in your response letter dated August 6, 2009. As requested in our original comment, please tell us and revise your future filings to disclose the method you used to determine the fair value of the warrants.

Response

In determination of the fair value of common stock warrants, we used the Binomial Lattice model. We have included a sentence in Note 16 of our Form 10-Q for the quarter ended September 30, 2009 identifying that we are using the Binomial Lattice model to determine the fair value of the warrants.

[Prior comment #7]

On page F-33 you disclose that you allocated the total proceeds from the sale of preferred stock and common stock warrants based on the relative fair value of each item. Please tell us and revise your future filings to disclose:

a. the specific method you used to determine the fair value of preferred stock and warrants and how you calculated the discount on the preferred stock; and

b. the significant assumptions used to determine the fair value of the preferred stock and warrants including as applicable, the dividend rate, stock price volatility, and risk-free interest rate.

3.	Please revise future filings to present impairment losses on securities in noninterest income. Refer to Rule 9-04.13(h) of Regulation S-X.

Response

We will revise future filings to present impairment losses on securities in noninterest income. Our September 30, 2009 Form 10-Q reflects this revision on the Consolidated Statement of Operations and Comprehensive (Loss) Income contained on page 4 of the filing.

March 31, 2009 Form 10-Q

Fair Value Measurements Using Significant Unobservable Inputs Table, page 15

4.	It appears you have revised the beginning balance of the fair value of your corporate trust preferred securities due to the adoption of FSP 157-4. We note that paragraph 21 and 22 of the FSP state that it shall be applied prospectively in the period in which it is adopted as a change in estimate. Therefore, it appears that your beginning balance should not be revised but rather the increase in fair value should be shown as a change during the period. Please advise us or revise your disclosure in future filings as appropriate.

Note: This comment relates to the June 30, 2009 Form 10-Q rather than the March 31, 2009 Form 10-Q

Response

Upon the adoption of FSP 115-2, the beginning balance of the fair value of the CDO TRUPS should be adjusted by the cumulative effect. We understand that the fair value of CDO TRUPS security due to the adoption of FSP 157-4 should be adjusted prospectively. As corrected in the table below, the ending balance at March 31, 2009 was first adjusted due to the adoption of FSP 115-2 as of April 1, 2009 by the amount of $1,591,000. During the quarter ended June 30, 2009, the prospective change in fair value of $1,676,000 was in accordance with FSP 157-4.

Please note that this inadvertent error did not have impact on the balance sheet or statement of operations. Please also note that we classified this security as Level 3 beginning April 1, 2009 which has previously been reported as Level 2 through March 31, 2009.

We will amend our June 30, 2009 Form 10-Q for the quarter ended as shown below.

Fair Value Measurements Using Significant

Unobservable Inputs (Level 3)

(Dollars in thousands)

	Ending Balance as of 3/31/09	Effect of Adoption of FSP 115-2 4/1/09	Beginning Balance as of 4/1/09	Purchases, Issuance and Settlements	Gains or Losses in Earnings (Expenses)	Gains or Losses in Other Comprehensive Income	Ending Balance as of 6/30/09
ASSETS
Available-for-sale securities:
Corporate trust preferred securities	$317	$1,591	$1,908	$—	$—	$1,676	$3,584

Noninterest Expense, page 27

5.	We note your comment 12 in your response letter dated August 6, 2009 in which you state that the revised disclosure provided will be included in future filings starting with your June 30, 2009 Form 10-Q. We believe your proposed revised disclosure is appropriate but noted that it was not included in the June 30, 2009 Form 10-Q. Please revise future filings beginning in your September 30, 2009 Form 10-Q to include your proposed disclosure or tell us why you believe such disclosure is not appropriate.

Response

It was our intention to include the revised disclosure in our Form 10-Q for the quarter ended June 30, 2009. Please accept our sincere apologies for this oversight. As requested, the revised disclosure was included in our Form 10-Q for the quarter ended September 30, 2009 (See page 37 of our Form 10-Q filed on November 9, 2009).

Item 4: Controls and Procedures, page 45

6.	We note your response and revised disclosure to comment 13 in your response letter dated August 6, 2009. Please file an amendment of your March 31, 2009 Form 10-Q to include your revised disclosure.

Response

We will file an amendment for March 31, 2009 Form 10-Q to include the revised disclosure as below:

<As reported in our March 31, 2009 Form 10-Q>

Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2009. Based on the evaluation, our CEO and CFO have concluded that the previously identified deficiency in internal control over financial reporting could cause our disclosure controls and procedures to be not fully effective at the reasonable assurance level.

<As amended>

Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2009. Based on the evaluation, our CEO and CFO have concluded that the previously identified deficiency in internal control over financial reporting relating to the material weakness over the allowance for loan loss process has caused our disclosure controls and procedures to be not effective.

[Prior comment #13]

We note your statement that the CEO and CFO have concluded that the previously identified deficiency in internal control over financial reporting could cause your disclosure controls and procedures to be not fully effective at the reasonable assurance level. It remains unclear whether your CEO and CFO have concluded that your disclosure controls and procedures are effective. Please file an amendment of your document to revise your disclosure to state, in clear and unqualified language, the conclusions reached by your CEO and your CFO on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified deficiency in internal control over financial reporting, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified deficiency. Or, if true, you can state that given the identified deficiency, your disclosure controls and procedures are not effective.

Response

Our controls are not effective and the language, as appropriate, will be adjusted in future filings to reflect that.

An evaluation was performed under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2009. Based on the evaluation, our CEO and CFO have concluded that the previously identified deficiency in internal control over financial reporting relating to the material weakness over the allowance for loan loss process has caused our disclosure controls and procedures to be not effective.

Form 8-K filed on May 1, 2009

7.	We note your response and revised disclosure to comment 14 in your response letter dated August 6, 2009. Please revise future filings to provide a quantified reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented.

Response

The following reconciliation of the non-GAAP items (tangible common equity to tangible assets and tangible common equity per common share) was provided in our Form 8-K filed on October 22, 2009. We have and will continue to provide the revised disclosure in future filings.

CENTER FINANCIAL CORPORATION

RECONCILIATION OF GAAP FINANCIAL MEASURES TO NON-GAAP FINANCIAL MEASURES

(Unaudited)

	9/30/2009	12/31/2008
Total shareholders’ equity	$197,719	$214,567
Less: Preferred stock	(53,115)	(52,959)
Common stock warrant	(2,051)	(2,051)
Goodwill and intangible assets, net	(1,426)	(1,466)
Tangible common equity	$141,127	$158,091
Total assets	$2,201,842	$2,056,609
Less: Goodwill and intangible assets, net	(1,426)	(1,466)
Tangible assets	$2,200,416	$2,055,143
Common shares outstanding	16,800,726	16,789,080
Tangible common equity to tangible assets	6.41%	7.69%
Tangible common equity per common share	$8.40	$9.42

June 30, 2009 Form 10-Q

Note 4. Recent Accounting Pronouncements, page 7

8.	We note disclosure that the adoption of FSP 157-4 did not have a material effect on your financial statements. However, we also note your disclosure on page 14 which appears to indicate that you relied on the guidance in FSP 157-4 to revise inputs used to determine the fair value of your CDO TRUPS.

a.	Please quantify for us and revise in future filings to disclose the total effect of adopting FSP 157-4 and discuss the specific instruments that were impacted by the guidance in the FSP.
b.	Please clarify for us and revise in future filings to disclose how the adoption of FSP 157-4 impacted your fair value techniques and related inputs used for your CDO TRUPS. In this regard, based on your disclosures on page F-36 of your 2008 Form 10-K, it appears that at that time you were using a discounted cash flow model and that based on disclosures on page 14 of your June 30, 2009 Form 10-Q, you continue to use a discounted cash flow model for your CDO TRUPS.
c.

Please tell us and revise future filings to disclose how the adoption of FSP 157-4 affected the risk premium used in your valuation technique and tell us the risk premium levels used before and after adoption. Also, tell us the steps performed to determine that the risk premium was reflective of an orderly transaction between market participants at the measurement date under current market conditions.
d.	Please tell us how you determined that it was appropriate to use LIBOR + 200 basis points for your discount rate. As part of response, please tell us:
1.	the interest rates at which you are accreting income on the securities and the contractual interest rate on the securities;
2.	why you believe the discount rate includes the risk free rate, a credit component, and a spread for illiquidity; and
3.	the specific quantified component of the discount rate that you attribute to the risk-free rate, the credit component, and the illiquidity spread and how you determined that the amount attributed to each component was appropriate.
e.	Please revise in future filings and clarify what is meant by your disclosure of the “three targeted prepayment and maturity date horizons.” Specifically, disclose how they were developed and why they are relevant for your discounted cash flow analysis for the CDO TRUPS.

Response

a.	Please quantify for us and revise in future filings to disclose the total effect of adopting FSP 157-4 and discuss the specific instruments that were impacted by the guidance in the FSP.

Response

The Company has only one security, Collateralized Debt Obligation (CDO) trust preferred security (TRUPS), which was impacted by the guidance provided in FSP 157-4.

During the quarter ended June 30, 2009, the effect of adopting FSP 157-4 was a non-credit related increase in fair value of the CDO TRUPS security totaling $1,676,000.

Corporate trust preferred security	Amortized cost	Fair value
	(dollars in thousands)
Value at March 31, 2009	$1,111	$317
Effect of adoption of FSP 115-2 at April 1, 2009	$1,591	$1,591
Change in fair value of CDO per FSP 157-4	—	1,676

Value at June 30, 2009	$2,702	$3,584

b.	Please clarify for us and revise in future filings to disclose how the adoption of FSP 157-4 impacted your fair value techniques and related inputs used for your CDO TRUPS. In this regard, based on your disclosures on page F-36 of your 2008 Form 10-K, it appears that at that time you were using a discounted cash flow model and that based on disclosures on page 14 of your June 30, 2009 Form 10-Q, you continue to use a discounted cash flow model for your CDO TRUPS.

Response

We acknowledge that our disclosure on page F-36 of December 31, 2008 Form 10-K could have been misleading in that we reported the fair value of the security based on observable inputs such as multiple market quotes as Level 2 inputs. Other unobservable data and a discounted cash flow model were used only to validate the reasonableness of the fair value based on observable inputs. Only the market quotes were used prior to April 1, 2009.

Beginning April 1, 2009, the Company classified the security as Level 3 input and started to utilize a discounted cash flow model. We disclosed the classification and the valuation methodology more clearly on page 13 of our September 30, 2009 Form 10-Q.

c.	Please tell us and revise future filings to disclose how the adoption of FSP 157-4 affected the risk premium used in your valuation technique and tell us the risk premium levels used before and after adoption. Also, tell us the steps performed to determine that the risk premium was reflective of an orderly transaction between market participants at the measurement date under current market conditions.

Response

We believe this comment was made based on the assumption that we have continuously used a discounted cash flow method before and after the adoption of FSP 157-4. However, as stated above, the CDO TRUPS security was a Level 2 through March 31, 2009 where the valuation was based on market quotes. Upon the adoption of FSP 157-4 on April 1, 2009, this security was classified as a Level 3 input and the Company began using a discounted cash flow model for valuation purposes.

The Company considered the following factors for determining that the risk premium was reflective of an orderly transaction:

1.	Risk-free rate based on the rate of return on government debt securities
2.	Credit spreads for current issuances for similarly rated securities
3.	Reasonable assumptions regarding liquidity and nonperformance risks that willing buyers and willing sellers would consider in pricing the asset in an orderly transaction based on current market conditions
4.	Relevant reports issued by analysts and ratings agencies
5.	Information about the performance of the underlying collateral

d.	Please tell us how you determined that it was appropriate to use LIBOR + 200 basis points for your discount rate. As part of response, please tell us:

1. the interest rates at which you are accreting income on the securities and the contractual interest rate on the securities;

Response

The CDO TRUPS security is a floating rate note where the coupon rate resets every quarter at 3-month LIBOR plus 180 basis points. The coupon rate was at 3.02625% as of June 30, 2009. The CDO TRUPS security is accreting income at a lower yield due to higher credit loss expectations and the redirection of cash flows based on the coverage test performed at June 30, 2009. The effective yield on the CDO TRUPS security was equivalent to 2.72680% at June 30, 2009.

2. why you believe the discount rate includes the risk free rate, a credit component, and a spread for illiquidity; and

Response

Pricing of an investment security has a risk free component based on maturity adjusted for the spread over the risk free rate for credit default risk and an illiquidity premium. The risk free rate is assumed to have no default risk. The illiquidity risk is the risk that a given security cannot be traded quickly in an active market, and the credit risk is the risk of loss due to a debtor’s failure to meet a contractual obligation. As such, our evaluation of security based on expected cash flows, considering credit defaults plus an illiquidity premium over a risk free rate based on maturity, would be consistent for pricing an investment security.

3. the specific quantified component of the discount rate that you attribute to the risk-free rate, the credit component, and the illiquidity spread and how you determined that the amount attributed to each component was appropriate.

Response

We utilized Moody’s discounted cash flow model to value the CDO TRUPS. Moody’s valuations are calculated in two steps. The first step is to evaluate the credit quality of the collateral and the deal structure. This process produces a set of expected cash flows that have been adjusted for expected credit events (this is the credit component of the discount rate). These expected cash flows are then discounted at 3-month LIBOR plus 200 basis points (a risk free rate plus a premium for illiquidity) to produce a discounted cash flow valuation.

It is difficult to approximate the appropriate yield premium for the illiquidity of a CDO TRUPS security and it has been more useful to measure the price impact for this security as illustrated below:

	Modified Duration	Price impact in percentage for basis point shown
Maturity		100 bp	200 bp	300 bp	400 bp
10 yr	8.58	9%	17%	26%	34%
20 yr	14.95	15%	30%	45%	60%
30 yr	19.69	20%	39%	59%	79%

There are three maturity assumptions since the final maturity on the CDO TRUPS securities can be no longer than thirty years but may be less than that as well. From the percentage impact in the 200 basis points column, a discount of 200 basis points seems to be sufficient and reasonable based on management’s opinion in consideration of current market conditions, if not excessive. In determining the reasonableness of 200 basis points, we compared the price impacts for 100 basis points and 300 basis points as a reference and concluded that the price impact of 200 basis points would be more than sufficient since the spread over LIBOR only reflects an illiquidity discount. The maturity date on our CDO TRUPS security is October 3, 2032 and that would put the price impact for this security at 30% to 39% (or 32.7% when interpolated for maturity of 23 years) discount as of June 30, 2009.

The discount factor has the following components:

• Risk-free rate:	3-month LIBOR
• Illiquidity premium:	200 basis points as assessed above
• Credit risk:	Cash Flow Forecast Considers Expected Credit Defaults

Please note that risk-free rate and illiquidity are included in the discount rate whereas credit risk portion is included in the cash flow projection. The credit quality of the collateral is calibrated by assigning default probabilities to each issuer. Credit defaults are then generated taking account both the probability of default of the underlying assets which are 20 banks and an assumed level of correlation among the assets.

e.	Please revise in future filings and clarify what is meant by your disclosure of the “three targeted prepayment and maturity date horizons.” Specifically, disclose how they were developed and why they are relevant for your discounted cash flow analysis for the CDO TRUPS.

Response

In order to gauge the INTERNAL effective discount rate implied by the price, management used Moody’s valuations and solved for an effective discount rate using targeted prepayment/maturity dates of 10, 20 and 30 years from the original issuance date. Each calculation uses the contractual cash flows (i.e., no prepayments until the targeted date and no future credit events) and was performed on the Bloomberg YA screen. This discount rate is all-inclusive since it includes the risk free rate, a credit component and a spread for illiquidity.

Three targeted prepayment and maturity horizons refer to maturity dates of 10, 20 and 30 years from the original issuance dates. At the time of valuation, the maturity falls between 20 and 30 years.

This is an internal evaluation tool to calculate the all-inclusive rate. It is another way of validating the risk premium for management’s purpose and is not relevant for the discounted cash flow analysis for the CDO TRUPS. Hence, the Company will no longer disclose this information in the future.

9.	Based on your disclosure on page 15, we note that the fair value of your CDO TRUPS increased from April 1, 2009 (presumably adjusted for the adoption of FSP 157-4) to June 30, 2009 by $881 thousand or by approximately 33% during the quarter. Please tell us the factors that you considered that supported an increase in fair value and tell us specifically how these factors effected your fair value calculations. Also tell us how you determined that the increase was appropriate considering the ongoing market turmoil and the continued deterioration in the trust preferred securities market that occurred during the quarter.

Response

As stated in our response to comment 4 above, the fair value change from April 1, 2009 (after the FSP 115-2 adjustment) to June 30, 2009 was $1,676,000, which was due to the fair value increase during the quarter based on the fair value using the discounted cash flow method discussed above in our response to comment 8.

The Company determined that the increase in fair value resulted primarily from specific issuer credit matters such as more TARP recipients among the issuers of the security, which then reduced the credit default risk. The reduction of credit default risk and the improved market perception of the underlying banks enhanced expected future cash flows resulting in an increase in fair value of the security.

As such, the Company believes that the increase in fair value as determined by FSP 157-4 is reasonable. In addition, the increase in fair value should be measured against the original par value of $11.0 million as the pricing is made on par value.

10.	You disclose on page 37 that during 2008 you wrote your CDO TRUPS down to fair value and recorded $9.9 million of other than temporary impairment on $11.0 million par value and that the TRUPS market was severely impacted by the liquidity crunch and concern over the banking industry. We also note that you recorded a cumulative effect adjustment of $0.9 million to increase the beginning balance of retained earnings and decrease accumulated other comprehensive upon the adoption of FSP 115-2.

a.

Please tell us and revise your disclosure in future filings to clarify whether you intended to sell these securities or had determined that it was more likely than not that you would be required to sell the securities before recovery of the amortized cost basis. If not, please tell us how you calculated the cumulative effective adjustment for your securities.
b.	Please provide us a schedule that details the amortized cost, fair value and the amount of OTTI recognized for each security as of December 31, 2008 and March 31, 2009, prior to your adoption of FSP 115-2.
c.	Please tell us if there were any differences in the assumptions/inputs used in the cash flow analysis for your calculation of the cumulative effect adjustment and your discounted cash flows calculation used to determine whether there was an adverse change in estimated cash flows at the period end prior to your adoption of FSP 115-2. If there were differences, please identify them, explain why you believe the differences were appropriates, and identify any accounting guidance that supports your position. We note that paragraph 45 of FSP 115-2 requires you to calculate the cumulative adjustment as of the beginning of the period in which you adopt the standard and it appears that your calculation would be based on the unadjusted cash flows used in your adverse change in cash flow assessment at March 31, 2009.

Response

a.

The Company has the intention to keep the security until maturity and it is more likely than not that it will not be required to sell the security before recovery of its amortized cost basis. We have included this disclosure in the September 30, 2009 Form 10-Q and will continue to do so going forward.

The cumulative effect adjustment of $1,591,000 (or $922,000 when tax effected) represents the difference between the amortized cost of the debt security at the transition date (April 1, 2009) and the present value of the expected cash flows discounted at the effective interest rate implicit in the security at the date of acquisition.

b.

We have had one CDO TRUPS security with the following detail on amortized cost, fair value and the amount of OTTI recognized as of and for the period as indicated:

CDO TRUPS

	Amortized cost	Fair value
	(dollars in thousands)
Value at 12/31/07	$11,000	$10,230
OTTI recognized in 2008	(9,889)	(9,889)
Value at 12/31/08	1,111	1,111
OTTI recognized in Q1 2009	—	—
Value at 3/31/09	1,111	317

c.

The Company used a Level 2 pricing for the CDO TRUPS through March 31, 2009. The Company utilized multiple market quotes to derive the value of the CDO TRUPS security prior to the adoption of FSP 115-2 on April 1, 2009. Upon the concurrent adoption of

FSP 115-2 and FSP 157-4, the Company classified the security as a Level 3 input and began utilizing a discounted cash flow model for valuation purposes.

The cumulative effect adjustment of $1,591,000 (or $922,000 when tax effected) is the difference between the amortized cost of the debt security at the transition date (April 1, 2009) and the present value of the expected cash flows discounted at the effective interest rate implicit in the security at the date of acquisition.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and are hopeful that we have adequately addressed all of your concerns. If you should have any questions or require any further information, please feel free to contact me.

Sincerely,

/s/ Lonny D. Robinson

Lonny D. Robinson

Executive Vice President & Chief Financial Officer

Center Financial Corporation

213-401-2311

lonnyr@centerbank.com